                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)


                                 (Amendment No.)

                        FORTUNE ENTERTAINMENT CORPORATION
                        ---------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                               ($.0001 par value)
                         (Title of Class of Securities)

                                    349644104
                               ------------------
                                 (CUSIP Number)


                                December 31, 1998
                                -----------------
              Date of Event Which Requires Filing of This Statement

 Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:
                               [x] Rule 13d-1(d)














                                                               Page 1 of 4 pages
                                                               -----------------

                                  SCHEDULE 13G

CUSIP 349644104                                               Page 2 of 4 Pages
---------------                                               -----------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Mr. D. Bruce Horton

--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Canadian

--------------------------------------------------------------------------------
                             5)             SOLE VOTING POWER

                                            1,160,000
                             ---------------------------------------------------
NUMBER                       6)             SHARED VOTING POWER
OF SHARES
BENEFICIALLY                 ---------------------------------------------------
OWNED BY                     7)             SOLE DISPOSITIVE POWER
EACH
REPORTING                                   1,160,000
PERSON WITH                  ---------------------------------------------------
                             8)             SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,160,000

--------------------------------------------------------------------------------
10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         [ ]

--------------------------------------------------------------------------------
11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         8.0%
--------------------------------------------------------------------------------

12)      TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                                                               Page 3 of 4 pages
                                                               -----------------


Item  1(a).   Name of Issuer: FORTUNE ENTERTAINMENT CORPORATION
              ---------------

Item  1(b).   Address of Issuer's Principal Executive Offices:
              ------------------------------------------------
                        2700 EAST SUNSET ROAD, SUITE 39, LAS VEGAS, NEVADA 89120
                        TEL: (702) 895-7812

Item  2(a).   Name of Person Filing:     D. BRUCE HORTON
              ----------------------

Item  2(b).   Address of Principal Business Office or, if None, Residence:
              ------------------------------------------------------------
                  303-543 GRANVILLE STREET, VANCOUVER, BRITISH COLUMBIA, CANADA V6C 1X8
                  TEL:  (604) 683-2888

Item  2(c).   Citizenship:
              ------------
                  CANADIAN

Item  2(d).   Title of Class of Securities:
              -----------------------------
                  COMMON STOCK

Item  2(e).   CUSIP Number:
              -------------

Item 3        If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b),
              ------------------------------------------------------------------
              check whether the person filing is a:
              -------------------------------------

Item 4.       Ownership:
              ----------

                  (a) 1,160,000

                  (b) 8.0%

                  (c) Number of shares as to which such person has:
                      (i)   Sole power to vote or to direct the vote: 1,160,000
                      (ii)  Shared power to vote or to direct the vote:
                      (iii) Sole power to dispose or to direct the disposition
                            of: 1,160,000
                      (iv) Shared power to dispose or to direct the disposition of:


Item 5-10.    Not Applicable

                                                               Page 4 of 4 pages
                                                               -----------------



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 1999


                                                /s/ D. Bruce Horton
                                                -----------------------
                                                D. Bruce Horton